CHURCHILL DOWNS, INC.

Moderator: Mike Ogburn
July 21, 2004
8:00 a.m. CT

Operator: Good day, everyone, and welcome to the Churchill Downs Incorporated conference call. As a reminder, today's call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to Mr. Mike Ogburn. Please go ahead, sir.

Mike Ogburn: Good morning and welcome to this Churchill Downs Incorporated conference call to review the Company's results for the second quarter of 2004. The results were released yesterday afternoon in a press release that has been covered by the financial media. A copy of this release announcing earnings and any other financial and statistical information about the period to be presented in this conference call, including any information required by Regulation G, is available at the section of the Company's Web site entitled "Investor Relations," located at churchilldownsincorporated.com. Let me also note a release has been issued advising of the accessibility of this conference call on a listen-only-mode basis over the Internet.

As we start, let me express that some statements made in this call will be forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, expectations, or beliefs about future events or results or otherwise are not statements of historical fact. Actual performance of the Company may differ materially from that projected in such statements.

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Investors should refer to statements included in reports filed by the Company with the Securities and Commission for a discussion of additional information concerning factors that could cause our actual results of operations to differ materially from the forward-looking statements made in this call. The information being provided today is of this date only, and Churchill Downs Incorporated expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in expectations.

I'll now turn the call to Tom Meeker, president and chief executive officer.

Tom Meeker: Thanks for joining us this morning to discuss our second-quarter results. In light of the call that we had three weeks ago, I'll abbreviate my comments this morning. Following my comments, of course, Mike Miller will give you the details concerning the quarter. Thereafter, we will entertain any questions that you might have.

Today I want to make a few comments about a number of topics, each of which is important to the long-term growth of the Company, and, to say the least, occupy much of our focus today.

First, our CRM (Customer Relationship Management) effort is fully underway and each day we are moving closer to the day when we will be able to have a much better picture of our customer profile, deliver better products and services to our customers, and, most important, evaluate the overall effectiveness of our customer service efforts. We are working hard on the technology side of the CRM equation. Technology platforms are being built that will allow us to significantly improve our ability to market directly to our customers on track, and, more important, in those new markets that are available to us through point-to-point simulcasting and account wagering.

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We continue to push for an industry-wide improvement in the Tote platforms that are used in the industry. While the ultimate objective is a more efficient Tote platform that affords us maximum security, another important part of the overall effort is the development of a Tote platform or platforms which provide needed open architecture to allow new and emerging customer interfaces to be used on the system.

As reported in our previous call, we are expending considerable resources, both fiscal and human, in pursuit of statewide slot referendums in the states of California and Florida. The ultimate cost associated with these efforts are yet to be determined, however, I can assure you that whatever the cost may be, we are prepared to make the commitments. We cannot let these opportunities fail for lack of money or effort. Each day brings new opportunities and new challenges. For instance, at times it appeared that the California initiative was all but dead due to the governor's signing of new compacts with five Indian tribes in California. However, as of today, the landscape has changed dramatically as several other tribes have now given clear indication that they are not willing to make similar deals with the state and are pursuing their own statewide referendum, Proposition 70.

It is important to note that in contrast to their referendum, Proposition 68, which is our referendum and will be on the ballot, provides substantially more revenues to the state than does the Native American Proposition 70. That provides us some encouragement for the prospect of being successful in the state of California.

In addition to statewide efforts underway in Florida and California, over the next several months we'll be expending considerable efforts lobbying legislators in Indiana, Illinois, and Kentucky for passage of slot legislation. Given the recent passage of legislation in Pennsylvania, we believe there will be a greater interest in slot legislation in these other states.

The master development plan at Churchill Downs Racetrack continues on schedule and on budget. Last week we announced a $15-million PSL program that is now well on its way to being sold out. The PSL program is part of our overall financing package for the master development plan. It involves approximately 3,000 seats that have been offered to a wide range of important customers of the track. Most important, though, the PSL program provides us the necessary capital to deploy state-of-the-art technologies in the new facility that among other things will provide greater access to wagering platforms for our customers.

Finally, we continue to pursue the purchase of the Fair Grounds. Absent any unforeseen events, we anticipate that sometime in mid-August there will be an auction of the property and Churchill Downs Incorporated will be involved in that process.

I'll now turn the call over to Mike Miller, who will give you the details concerning the second quarter.

Mike Miller: Thank you, Tom, and good morning, everyone. My remarks on our financial performance will center on the second quarter of '04 versus that quarter in '03, as well as the fluctuations in the balance sheet from June to June. I'll then speak to guidance for both the third quarter and the full year.

If you turn your attention first to the segment information, I'll speak to the revenues for the Company by our operating segments.

At our Kentucky operations, revenues increased by nearly $4 million, which is primarily attributable to Derby Week revenues and the expanded venues available resulting from the Master Plan. Primarily, that's the addition of two more floors of our corporate suites being available for this year's Derby.

At Hollywood Park, the revenue increase is the result of a continued growth of account wagering and TVG deployment in California, which produced significantly higher source market fees.

Revenues at Arlington are flat year on year. Pari-mutuel revenues are actually slightly down as a result of having four fewer race dates in 2004. But this has been offset by increases in other operational revenues such as group sales and sponsorships as well as certain miscellaneous items.

At Calder, the year-on-year revenue decline is the result of two fewer race days in 2004.

Hoosier Park did have nine more race days in 2004, but they were Standardbred days, which have a significantly lower per diem impact than Thoroughbred race days.

CDSN's (Churchill Downs Simulcast Network) revenue decline of approximately $2 million is a function of several factors. First, CDSN had an unusually strong second quarter for 2003, as our signals were particularly strong versus those of NYRA, which had terrible weather conditions in the spring of last year. That situation actually reversed itself in 2004. Weather conditions at both Churchill and Arlington had a significant impact on field sizes at both tracks, and field sizes are probably the most significant element of the popularity of the betting signal. Larger field sizes mean greater wagering alternatives, which equates to greater handle. The reduction of race days at both Arlington and Calder also contributed to this decline.

I should point out at this time the long-term trends of CDSN, which we have consistently portrayed as the growth element of our pari-mutuel business. Since we began separately accounting for CDSN as a business segment in 2000, its revenues have grown at an annual compound rate in excess of 10 percent. While continuing growth at this rate becomes increasingly more difficult in as much as it stems largely from taking market share, we are still confident that the quality of our product, the leverage that CDSN provides, and the growing account wagering market will continue to provide revenue growth into the future.

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Turning now to the profitability of these revenues. Our EBITDA margin, in total, slightly decreased by 40 basis points from 2003 to 2004. Given our revenue base of approximately $190 million for the quarter, an increase of $190,000 in expenses results in a margin decline of one basis point. Thus, the overall decrease in margin can be readily explained by reference to the CRM and legislative initiatives in 2004, which we have talked about at length. As always, we continue to keep a close eye on our margin performance and are quick to adjust our cost structure to meet changes in our business conditions.

If you will now shift to the income statement, you will note that the decrease in our operating income from year to year is slightly greater than the EBITDA decline, a function of greater depreciation in 2004 primarily due to the Master Plan.

Our interest expense for the quarter is $300,000 less than for 2003 in spite of increased debt levels. This is a function of capitalizing certain interest costs related to the Master Plan and a continuing favorable rate environment. With respect to interest rates, we recently entered into additional interest-rate swaps such that now we have effectively locked in rates on $100 million of our floating-rate debt, thus removing that element of risk from our operations.

Our effective income tax rate has increased by a full percent point from 2003 to 2004 as a result of the non-deductible nature of our expenses associated with our strategic legislative initiatives. The resulting EPS of $2.04 is within the range of guidance we reported in our last call when we reduced our full-year estimate.

That concludes my remarks on operations. And now if you'll turn your attention to the balance sheet where I'll compare June 2003 to June 2004.

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The fluctuations in receivables and payables are primarily the result of the timing of settlement and purse payments and are not attributable to any change in the level of activity. The increase in other assets is the result of recording the Arlington property tax refund in the fall of 2003. This refund is being paid out over about a two-year period.

Plant and equipment have increased by $55 million as a result of capital additions of approximately $75 million, offset by $20 million in depreciation for the period. Of the $75 million in spending, $54 million is related to the Master Plan. We now estimate that our total capital spend for 2004 will be approximately $97 million, with $74 million of that relating to the Master Plan, which continues to be both on time and on budget. That's a slight increase from what we previously reported as our full-year capital spending, which in prior calls we said would be approximately $93 million. The increases from the totals previously reported are primarily due to our CRM initiative and some new venues being built at Calder racetrack. The increase in accrued expenses is primarily due to an accrual at quarter-end for Master Plan construction as well as for workers' comp expenses at Hollywood Park.

The decrease in deferred revenues is the result of the recognition of revenues in the second quarter of deposits received on the Jockey Club suites in 2003. The $26-million increase in long-term debt is a function of our capital spending and dividends paid during this period offset by our cash flows from operations, continuing our tradition of managing our balance sheet and debt capital very efficiently.

That concludes my remarks on the balance sheet. With respect to guidance for the third quarter, we presently anticipate earnings within the range of 33 cents to 38 cents compared to 59 cents for the third quarter of 2003. As a reminder, included in the 59 cents was a one-time benefit of approximately 18 cents from the property tax refund at Arlington Park that I previously alluded to.

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Earnings for the upcoming quarter will continue to be heavily influenced by the spending on legislative initiatives in Florida and California as we head toward anticipated elections in November. At this point, we anticipate that present business trends will continue with revenues virtually flat to 2003.

Our estimate for the full year is in the range of $1.44 to $1.53, consistent with our previous call when we communicated to you that we anticipated to fall short of original EPS estimate of $1.70 by 10 to 15 percent. I would remind you again that these estimates are extremely sensitive to a very fluid referendum process and represent our best estimates at this time.

That concludes my remarks, and we will now turn it back to the operator to take your questions.

Operator: Today's question and answer session will be conducted electronically. If you would like to ask a question, please press the "star" key followed by the digit "one" on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, if you would like to ask a question, please press "star one." And we will pause for just a moment to give everyone and opportunity to signal.

We will take our first question from Tim Rice, with Rice Voelker. Please go ahead.

Tim Rice: Good morning. Could you tell me how you would characterize the status of your TVG contract at this point?

Tom Meeker: Well, we have, depending upon which track, we have about a year-and-a-half to two years remaining on our exclusive relationship with TVG.

Tim Rice: Would you have any comment as to whether you intend to renew it for your tracks prior to expiration or what your outlook is for that relationship?

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Tom Meeker: I think it's very positive. Beyond that I can't make any comment.

Tim Rice: Okay. And second question. As I know you're aware, the owners of Gulfstream have made some comments about year-round racing at that track. Could you talk about what outcome you foresee as far as the Calder calendar and whether you hold any hope that both yourselves and Gulfstream could be put on a fairer playing field, so to speak, with jai-alai and dog tracks as far as your OTB operations?

Tom Meeker: Well, first let's talk about the relationship between Gulfstream and Calder. I would hope that we will be able to rationalize the dates situation down there in a way that will be mutually beneficial to both companies; but more important, mutually beneficial to the horsemen who race down in South Florida.

As to bringing us in parity with the dogs and jai-alai frontons, I believe there is hope at some point in the future, in particular if we are successful in achieving success on our referendum, that a more level playing field will be achieved in South Florida.

Tim Rice: And if you've made a comment, I apologize – I might have missed it. Did you give any inclination about what you view as the prospects for the gaming legislation passing in Florida? And if not, have you seen any polls or are you aware of any handicapping as far as what the chances are?

Tom Meeker: Obviously, as we commenced the process of developing the initiative, there was significant polling done. And, you know, one can infer from that that it had to be relatively positive or we wouldn't be involved in the process. In terms of handicapping, the prospects of success, no, I can't comment on that.

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Tim Rice: Okay, great. Thanks very much.

Tom Meeker: Yes.

Operator: As a reminder, if you would like to ask a question, please press "star one" on your telephone keypad at this time.

And we will take our next question from Ryan Worst, with CL King. Please go ahead.

Ryan Worst: Morning, Tom.

Tom Meeker: Good morning, Ryan.

Ryan Worst: I was just wondering if there was any progress made in Florida since the last conference call. I think you said that you were close to the amount of signatures that you needed there.

Tom Meeker: Yes, we are pretty close, and I would think within the next week or so we should have the thing certified.

Ryan Worst: Okay. And then in California with the two gaming initiatives on the ballot, what happens if both of them are passed by the voters?

Tom Meeker: We've looked at that. We can't figure it out, quite honestly. I don't think that that would occur, but there's an outside chance that it could. It would provide a lawyer's field day if that did happen. That's all I can say.

Ryan Worst: Okay. Thanks.

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Tom Meeker: Sure enough.

Operator: We will take our next question from Charles Rini, Addison Clark. Please go ahead.

Charles Rini: Good morning.

Mike Miller: :   Good morning, Chip.

Charles Rini: Good morning. What's the status on Pennsylvania, and how do you feel how you're positioned? And, you know, what can you tell us about that?

Tom Meeker: Well, Pennsylvania, if you've looked at the legislation that was passed, it opens the question of who will get a license and what form of license in the Pittsburgh area. Will it be a racing or free-standing slot operation? We have a relationship with Mr. Betters and his group. They are obviously proposing a facility on the (Pittsburgh) Palisades property. And really we can't handicap it at this juncture. The ultimate decision will be made by the new gaming commission yet to be formed.

Charles Rini: Is that something you think that'll be done this year or next year or...

Tom Meeker: You know, I don't have a timeline on that. All indications are it will be done fairly quickly.

Charles Rini: Okay.

Tom Meeker: Whether or not that would mean this year, I don't know. There's a sense of urgency, obviously, in the governor's office there.

Charles Rini: Okay. Thanks.

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Operator: Again, if you would like to ask a question, please press "star one" at this time. That's "star one" if you have a question or a follow-up question.

Tom Meeker: Is that it, operator?

Operator: Gentlemen, that would appear to be it. Mr. Meeker, I'll turn the call back over to you.

Tom Meeker: Well, thanks again for joining us this morning. We look forward to chatting with you next quarter and hope to be able to provide you with some better discussion of some of these legislative efforts. Thanks again.

Operator: And that will conclude today's conference call. We do thank you for your participation, and you may disconnect at this time.

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